United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

Press release

First Quarter 2002 Results

•	Operating Performance in Line with Previous Announcements
•	Sequential Improvement in Gross Margin at Lower Volumes
•	Positive Operating Cash Flow with Further Reduction in Net Debt

Paris, April 25, 2002 — The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) met yesterday and approved first quarter 2002 results. Group sales for the first quarter were Euro 4,296 million, down 27% over restated* sales of Euro 5,864 million from the corresponding period a year earlier. Income from operations totaled Euro (343) million and compared to restated first quarter 2001 income from operations of Euro 132 million. Quarterly net loss was Euro 836 million for a diluted EPS of Euro -0.72 per A share ($-0.63 per ADS) compared with first quarter 2001 net income of Euro 210 million, or diluted Euro 0.18 per share ($0.16 per ADS).

Key Figures

	First Quarter			Fourth Quarter

Amounts in millions of		2001		2001
Euro except for EPS	2002	Restated*	2001**	Restated*

Net Sales	4,296	5,864	6,207	6,385
Income from Operations	(343)	132	86	(425)
Net Income pre-Goodwill	(723)	346	346	(1,313)
Net Income	(836)	210	210	(1,498)
EPS in Euro (Diluted)•	(0.72)	0.18	0.18	(1.28)
E/ADS in $(Diluted)•	(0.63)	0.16	0.16	(1.12)

•	Quarterly EPS and E/ADS for 2001 and 2002 have been calculated based on the following outstanding A shares: 1Q 2001 — 1.17 billion and 1Q 2002 — 1.15 billion. E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.8717 as of March 29, 2002.

Serge Tchuruk, CEO, said, “Alcatel is in line with its previous announcements. Compared to the fourth quarter of 2001, our sales were around 30% lower as expected while income from operations was somewhat improved. Broadband networking and mobile infrastructure revenues outperformed the market. We also maintained leading positions in

*	2001 quarterly results have been restated to reflect the Group’s new structure following the public offering of Nexans in June 2001 (Nexans was retroactively de-consolidated as of January 1, 2001), the sale of the DSL modem business in December 2001, and the sale of the European enterprise and services business in April 2002. The financial results of the European enterprise and services business are being treated as discontinued operations from January 1, 2002 through March 31, 2002, and de-consolidated as of April 1, 2002.

**	2001 first quarter results only reflect the Group’s structure following the public offering of Nexans in June 2001. Nexans was retroactively de-consolidated as of January 1, 2001.

optical networking in a depressed market. Net income was impacted by exceptional items mainly related to our submarine business.

Established operator capex reductions and alternative carriers financial difficulties including bankruptcies are weighing on equipment suppliers. The industry’s sales level remains low, and up to now we have not seen any meaningful external signs of a rebound. In fact, we have seen a slowing of activity in Europe, and we can discern no improvement in the Americas. Asia Pacific represents a mixed picture as activity remained stable in developing countries in the South East but was off in developed countries and China. The long haul transport market remains severely depressed. We are encouraged, however, by the underlying sustained end-user demand in many markets, lower field inventories of our customers and increasing capacity utilization rates.

In this context, we are reaping the benefits of the accelerated streamlining of our operations. Our gross margin rebounded accordingly by 8 points compared to its low point of the fourth quarter 2001. We are well on track to reach our quarterly breakeven target. We are also proceeding apace with our non-core asset disposal program as we announced both the sale of our micro-electronics business and the finalization of the sale of our European enterprise and services business earlier this month. Compared to the fourth quarter of 2001, we reduced our working capital position by over Euro 900 million, generated a positive net operating cash flow of almost one half billion Euro and reduced net debt by over Euro 300 million.

For the year 2002, we currently forecast quarterly sequential growth in revenues and income from operations with the latter turning positive during the second half of the year. Second quarter revenues should reflect this trend and be up in the single-digit range with a lower loss from operations. The increased operational flexibility that we have put in place at Alcatel allows us to adapt to currently forecasted deteriorated market conditions. As a result and assuming that these market conditions do not deteriorate even further in the second half, we forecast a slightly positive income from operations for 2002.”

First Quarter 2002 Results (unaudited)

•	Net sales: Euro 4,296 million vs. restated Euro 5,864 million one year ago (-26.7% year-on-year; -32.7% sequentially).
•	Geographical distribution of sales:

W. Europe:	40%
Other Europe:	7%
USA :	19%
Asia :	17%
RoW:	17%

•	Gross margin: 25.2% (30.8% for restated Q1 2001; 18.3% for published Q4 2001).
•	Selling, general and administration (“SG&A”) costs: Euro (818) million (19.0% of sales).
•	Research and development (“R&D”) expenses : Euro (609) million (14.2% of sales).
•	Income from operations: Euro (343) million including Euro (33) million of inventory depreciation vs. restated Euro 132 million including Euro (176) million of inventory depreciation in Q1 2001.
•	Earnings before tax and amortization of goodwill: Euro (801) million and included:

•	Net financing expenses of Euro (70) million compared to restated Euro (340) million during the same period last year.
•	Restructuring costs of Euro (139) million compared to restated Euro (128) million in Q1 2001.
•	Net other losses of Euro (249) million [composed of Euro (19) million in capital losses and Euro (230) million in provisions] and compared to a restated gain of Euro 613 million during the same period one year ago.
•	Net Income Pre-Goodwill: Euro (723) million vs. restated Euro 346 million in Q1 2001.
•	Net Income: Euro (836) million and included a related tax credit of Euro 186 million, share in net income of equity affiliates and discontinued activities of Euro (105) million and goodwill amortization of Euro (113) million.
•	Diluted A share EPS: Euro -0.72 ($-0.63 per ADS) based on an average of 1,150 million A shares.
•	Operating working capital: Euro 5,326 million, a sequential decrease of Euro 911 million:
•	Net Inventory: Euro 4,293 million, a sequential decline of Euro 388 million.
•	Trade Receivables: Euro 6,574 million, a sequential decrease of Euro 1,531 million.
•	Trade Payables and customers’ deposits: Euro 5,541 million, a sequential decrease of Euro 1,008 million.
•	Cash and equivalents: Euro 4,619 million, down from Euro 5,013 million at the end of Q4 2001.
•	Net Debt: Euro 2,346 million (ratio to equity: 26%).
•	Operating Cash Flow: Euro 455 million.

Business Highlights

	First Quarter

Segment Analysis		2001	2001
in millions of Euro	2002	Restated*	**

Sales:
Carrier Networking	2,085	2,869	2,969
Optics	1,047	1,782	1,782
e-Business	591	567	816
Space & Components	702	940	940
Other & Eliminations	(129)	(294)	(300)

Total	4,296	5,864	6,207

Income from Operations:
Carrier Networking	(119)	(1)	(19)
Optics	(153)	198	198
e-Business	(28)	(131)	(159)
Space & Components	15	53	53

*	2001 first quarter results have been restated to reflect the Group#s new structure following the public offering of Nexans in June 2001 (Nexans was retroactively de-consolidated as of January 1, 2001), the sale of the DSL modem business in December 2001, and the sale of the European enterprise and services business in April 2002. The financial results of the European enterprise and services business are being treated as discontinued operations from January 1, 2002 through March 31, 2002, and de-consolidated as of April 1, 2002.

**	2001 first quarter results only reflect the Group#s structure following the public offering of Nexans in June 2001. Nexans was retroactively de-consolidated as of January 1, 2001.

Other		(58)	13	13

	Total	(343)	132	86

Business Analysis of the quarter:

Carrier Networking

First quarter revenue of Euro 2,085 million was down 27.4% from restated Euro 2,869 million one year ago. GSM mobile infrastructure sales outpaced the market and were slightly up year on year. Network design, build and operational services performed well in a declining market. One million nine hundred thousand DSL lines were sold during the quarter. ATM sales kept pace with the market as they were better than expected in North America but slow in Europe, Latin America and Asia Pacific. Voice switching sales were below their Q1 2001 level due to spending cutbacks by European and Asia Pacific operators.

Loss from operations was Euro 119 million and compared with a restated Euro (1) million during the first quarter of 2001. Mobile and broadband networking as well as network services turned in good performances in difficult pricing environments while lower sales volumes of voice network solutions and seasonal factors were the primary reasons for the segment’s loss.

Optics

Revenue of Euro 1,047 million for the Optics segment was down 41.2% from Euro 1,782 million a year earlier. Terrestrial optical networking revenues held up somewhat in Europe, driven by cross connect and network management sales, but were slow in the US. Sales in Latin America and Asia Pacific, especially China, were down year on year. Submarine sales were limited primarily to maintenance contract revenues and were off by close to two-thirds their Q1 2001 level. Optical fiber sales posted a sequential decline as the market is touching bottom. Optronics revenues amounted to Euro 35 million as compared to Euro 156 million one year ago.

Loss from operations was Euro 153 million compared to a gain of Euro 198 million in the first quarter of 2001. Despite a significant drop in revenues, terrestrial transmission was virtually breakeven due to improved gross margin and fixed cost reductions. Operating margins were under pressure for optical fiber due to lower sales volumes. Submarine networking stayed in the red but to a lesser extent compared to the 4th quarter 2001 as the impact of cost cutting measures were starting to be felt.

Full details of Alcatel Optronics 1st quarter 2002 performance are explained in a separate earnings release today.

e-Business

Quarterly revenues of Euro 591 million were up 4.2% from restated Euro 567 million the same period last year. Sales of GSM mobile handsets continued to improve as 3.0 million units were sold during the period compared to 2.4 million one year ago. Genesys confirmed its market leader position as sales posted double digit growth. Voice and data networking solutions sales were slightly lower.

Loss from operations was Euro 28 million compared to a restated loss of Euro 131 million last year. Genesys remained profitable while losses in handsets were significantly reduced due to lower costs and better volumes. R&D expenses associated with data networking product introductions planned for the second quarter of 2002 continued to negatively impact e-business networking, though to a lesser extent, while the voice business was breaking even.

Space & Components

Segment revenues were Euro 702 million, a year-on-year decrease of 25.3% from Euro 940 million. Satellite sales were healthy though slightly down, as some orders were pushed back by a few months. Battery revenues held up well to sales of specialty batteries. Components revenues were off as the global economic and telecom slowdowns continued to have negative impacts.

The segment posted income from operations of Euro 15 million as compared to a gain of Euro 53 million in the first quarter of 2001. Most of this income was due to the battery unit while lower component sales volumes and postponed satellite contracts resulted in lower operating margins for these activities.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of Euro 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to income from operations for 2002; (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and the economy in general; and (iii) the expected level of benefits to Alcatel from its working capital reduction activities and restructuring efforts. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its working capital reduction activities and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins and the achievement of quarterly breakeven targets, among other benefits; the current economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts

Klaus Wustrack	Tel: +33 (0)1 40 76 11 56
Régine Coqueran	Tel: +33 (0)1 40 76 49 24

Alcatel Investor Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20
Peter Campbell	Tel: +1 972 519 4347
Chris Welton	Tel: +33 (0)1 40 76 13 30

Upcoming Events/Announcements

July 25, 2002	Second Quarter 2002 Earnings Release
October 30, 2002	Third Quarter 2002 Earnings Release
November 21-22, 2002	Analysts’ Day

Consolidated income statements

(in millions of euros)	Q1 2002	Q1 2001*	2001*

Net sales	4,296	7,402	25,353
Cost of sales	(3,212)	(5,375)	(19,074)

Gross profit	1,084	2,027	6,279

Administrative and selling expenses	(818)	(1,122)	(3,773)
R&D costs	(609)	(787)	(2,867)

Income (loss) from operations	(343)	118	(361)

Financial income (loss)	(70)	(354)	(1,568)
Restructuring costs	(139)	(139)	(2,124)
Other revenue (expense)	(249)	616	(213)

Income (loss) before amortization of goodwill, taxes and purchased R&D	(801)	241	(4,266)

Income tax	186	91	1,261
Share in net income of equity affiliates and discontinued operations	(105)	7	(16)

Consolidated net income (loss) before amortization of goodwill and purchased R&D	(720)	339	(3,021)

Amortization of goodwill	(113)	(140)	(1,933)
Purchased R&D	—	—	(4)
Minority interests	(3)	11	(5)
Net income (loss)	(836)	210	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(0.72)	0.18	(4.33)
Diluted earnings per share (in euros)	(0.72)	0.18	(4.33)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(0.35)	0.19	(1.47)
Diluted earnings per share (in euros)	(0.35)	0.19	(1.47)

*	In order to make comparisons easier, restated income statements are presented to take into account significant changes in consolidated companies during the second semester 2001 and the first quarter 2002 (see below).

Consolidated balance sheets

ASSETS	March 31	March 31	Dec. 31
(in millions of euros)	2002	2001	2001

Goodwill, net	5,137	7,022	5,257
Other intangible assets, net	473	583	472

Intangible assets, net	5,610	7,605	5,729

Property, plant and equipment	9,649	12,507	9,698
Depreciation	(5,598)	(7,475)	(5,496)

Property, plant and equipment, net	4,051	5,032	4,202

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	745	922	799
Other investments and miscellaneous, net	1,306	3,076	1,169

Investments	2,051	3,998	1,968

TOTAL FIXED ASSETS	11,712	16,635	11,899

Inventories and work in progress, net	4,293	8,564	4,681

Trade receivables and related accounts, net	6,574	10,130	8,105
Other accounts receivable, net	5,943	5,168	6,851

Accounts receivable, net	12,517	15,298	14,956

Marketable securities, net	464	419	490
Cash	4,155	1,981	4,523

Cash and cash equivalents	4,619	2,400	5,013

TOTAL CURRENT ASSETS	21,429	26,262	24,650
TOTAL ASSETS	33,141	42,897	36,549

	March 31	March 31	December 31
LIABILITIES AND SHAREHOLDERS' EQUITY	2002 — After	2001 — After	2001 — After
(in millions of euros)	Appropriation	Appropriation	Appropriation

Capital stock (Euro 2 nominal value :
1,215,261,374 class A shares and 25,515,000 class O shares issued at March 31, 2002 ; 1,212,888,504 class A shares and 16,500,000 class O shares issued at March 31, 2001 and 1,212,210,685 class A shares and 16,500,000 class O shares at December 31, 2001)	2,481	2,458	2,481
Additional paid-in capital	9,573	9,566	9,565
Retained earnings	(355)	4,765	(389)
Cumulative translation adjustments	(205)	(185)	(185)
Net income	(836)	210	—
Less treasury stock at cost	(1,737)	(1,953)	(1,842)

SHAREHOLDERS’ EQUITY	8,921	14,861	9,630
MINORITY INTERESTS	209	481	219

Accrued pension and retirement obligations	1,067	1,318	1,120
Other reserves (a)	3,982	3,276	4,154
TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,049	4,594	5,274

Bonds and notes issued	5,726	4,962	5,969
Other borrowings	1,239	1,613	1,706
TOTAL FINANCIAL DEBT	6,965	6,575	7,675

Customers’ deposits and advances	1,585	1,630	1,693
Trade payables and related accounts (a)	4,237	6,057	5,080
Debts linked to bank activity	699	1,104	660
Other payables	5,476	7,595	6,318

TOTAL OTHER LIABILITIES	11,997	16,386	13,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,141	42,897	36,549

(a)	Accrued contract costs previously under the line “accrued contract costs and other reserves” have been reclassified under the line “trade payables” (€ 214 million for the first quarter 2001).

Consolidated statements of cash flows

(in millions of euros)	Q1 2002	Q1 2001	2001

Cash flows from operating activities
Net income	(836)	210	(4,963)
Minority interests	3	(11)	5
Adjustments to reconcile income before minority interests to net cash provided by operating activities :
— Depreciation and amortization, net	269	324	1,279
— Amortization of goodwill and purchased R&D*	113	140	1,937
— Changes in reserves for pension obligations, net	14	24	41
— Changes in other reserves, net	(205)	313	2,001
— Net (gain) loss on disposal of non-current assets	19	(813)	(943)
— Share in net income of equity affiliates and discontinued operations (net of dividends received)	112	(4)	88

Net cash provided (used) by operating activities before changes in working capital	(511)	183	(555)

Net change in current assets and liabilities :
— Decrease (increase) in accounts receivable	1858	707	1,117
— Decrease (increase) in inventories	339	(1,131)	1,186
— Increase (decrease) in accounts payable and accrued expenses	(1050)	(200)	(1,203)
— Changes in reserves on current assets (including accrued contract costs), net (1)	—	—	—

Net cash provided (used) by operating activities	636	(441)	545

Cash flows from investing activities
Proceeds from disposal of fixed assets	35	51	182
Capital expenditures	(180)	(491)	(1,748)
Decrease (increase) in loans	(181)	(92)	299
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(132)	(70)	(743)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	62	1,245	3,627

Net cash provided (used) by investing activities	(396)	643	1,617

Net cash flows after investment	240	202	2,162

Cash flows from financing activities
Increase (decrease) in short-term debt	(638)	(800)	(1,401)
Proceeds from issuance of long-term debt	—	—	1,744
Proceeds from issuance of shares	8	2	8

Dividends paid	(11)	(2)	(567)

Net cash provided (used) by financing activities	(641)	(800)	(216)

Net effect of exchange rate change	7	(62)	7

Net increase (decrease) in cash and cash equivalents	(394)	(660)	1,953

Cash and cash equivalents at beginning of period	5013	3,060	3,060

Cash and cash equivalents at end of period	4619	2,400	5,013

*	Of which, purchased R&D relative to acquisitions: € 4 million in 2001. (1) Reclassified under the line “changes in other reserves, net” in net cash provided (used) by operating activities before changes in working capital.
(1)	Reclassified under the line “changes in other reserves, net” in net cash provided (used) by operating activities before changes in working capital.

Change in consolidated companies

The main changes in the consolidated companies for the first 3 months 2002 are as follow :

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. From January 1, 2002, assets and liabilities of these activities are presented on a separate line in the consolidated balance sheet “Share in net assets of equity affiliates and net assets and liabilities of discontinued operations”. The net income of these activities is included in “Share in net income of equity affiliates and discontinued operations.”

The main changes in the consolidated companies for the year 2001 are as follows:

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at € 27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

•	In June 2001, Thomson multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson multimédia. This activity is no longer consolidated in Alcatel’s accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was € 795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to € 95 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

In order to make comparisons easier, restated income statements are presented to take into account significant changes in consolidated companies since June 30, 2001:

—	the Nexans activity is accounted for under the equity method at 100% from January 1, 2001 to June 30, 2001 and at 20%, from July 1, 2001.

—	the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001).

—	European enterprise distribution activities have been booked in income of discontinued operations for 2001.

		Q1 2001	2001
(in millions of euros)	Q1 2002	restated	restated

Net sales	4,296	5,864	24,039
Cost of sales	(3,212)	(4,058)	18,076

Gross profit	1,084	1,806	5,963

Administrative and selling expenses	(818)	(906)	(3,434)
R&D costs	(609)	(768)	(2,852)

Income from operations	(343)	132	(323)

Financial income (loss)	(70)	(340)	(1,557)
Restructuring costs	(139)	(128)	(2,058)
Other revenue (expense)	(249)	613	(150)

Income before amortization of goodwill, taxes and purchased R&D	(801)	277	(4,088)

Income tax	186	106	1,271
Share in net income of equity affiliates and discontinued operations	(105)	(50)	(205)

Consolidated net income before amortization of goodwill and purchased R&D	(720)	333	(3,022)

Amortization of goodwill	(113)	(136)	(1,932)
Purchased R&D	—	—	(4)
Minority interests	(3)	13	(5)

Net income	(836)	210	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(0.72)	0.18	(4.33)
Diluted earnings per share (in euros)	(0.72)	0.18	(4.33)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(0.35)	0.19	(1.47)
Diluted earnings per share (in euros)	(0.35)	0.19	(1.47)

Information by business segment and by geographical area

a) Information by business segment

The tables below break down information by business segment:

—	Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

—	Optics: terrestrial and submarine transmission, Optronics, optical fiber.

—	E-business: PBX, corporate networking.

—	Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

—	Other: includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using the “income from operations”.

1) Net sales

		in millions of euros

		Q1 2001	2001
	Q1 2002	restated	restated

Carrier Networking	2,085	2,869	11,282
Optics	1,047	1,782	7,540
e-business	591	567	2,345
Space and Components	702	940	3,684
Other	—	7	23
Eliminations	(129)	(301)	(835)

Total Group	4,296	5,864	24,039

2) Operating profit

		in millions of euros

		Q1 2001 **	2001*
	Q1 2002***	restated	restated

Carrier Networking**	(119)	(1)	(111)
Optics	(153)	198	145
E-business	(28)	(131)	(522)
Space and Components	15	53	155
Other	(58)	13	10

Total Group	(343)	132	(323)

*	For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)”.
**	Due to its unusual amount, a reserve on receivable of € (76) million has been reclassified under the line “other income and expenses” for Q1 2001.
**	Due to their unusual amounts, reserves on assets (mainly reserves for receivables) of € (211) million have been reclassified under the line “other income and expenses” for Q1 2002.

b) Information by geographical area

					in millions of euros, except for staff count

			Rest of		United States	Rest of	Consolidated
	France	Germany	Europe	Asia	America	World

Q1 2002
Net sales
— by subsidiary location	1,376	426	831	386	844	433	4,296
— by geographical market	566	353	1,115	709	812	741	4,296

Q1 2001 restated
Net sales
— by subsidiary location	1,698	445	1,135	362	1,463	761	5,864
— by geographical market	918	381	1,308	665	1,411	1,181	5,864

2001 restated
Net sales
— by subsidiary location	7,585	2,275	4,874	1,848	4,995	2,462	24,039
— by geographical market	3,622	1,786	6,190	3,369	4,898	4,174	24,039
Income from operations	(217)	230	89	89	(594)	80	(323)
Property, plant and equipment, net	1,175	364	1,200	88	1,041	297	4,165
Total assets	16,875	1,741	7,985	1,404	5,588	2,543	36,136
Staff	28,647	11,490	25,951	5,090	11,491	10,274	92,943

Press release

Alcatel Optronics Announces First Quarter Results

Paris, April 25, 2002 — Alcatel Optronics (Paris: CGO and NASDAQ: ALAO), today reported first quarter results with sales down by 77.5% to Euro 35.1 million over the same period last year. Loss from operations was registered at Euro (43.0) million. On a sequential basis, sales for the first quarter declined by 50%.

“The first quarter came in as expected, although in a very disappointing environment. Further cuts in 2002 capex at the carriers’ level make it unlikely that system houses will eventually utilize their existing components inventories, and even more unlikely that they will place significant new orders in the near future”, said Jean-Christophe Giroux, CEO. “At the same time, it is mandatory for the industry to prepare next-generation solutions, and we’re intensely engaged in discussions with all customers to provide the appropriate response to their needs. This design-in activity is expected to generate fresh revenue in the back-end of 2002 and further ramp-up into 2003.”

“Our strategic directions are clearly endorsed as the right ones, and we’re actively executing on them. We plan to introduce, later on this year, our first Hybrid solutions combining InP actives and Planar passives with immediate customer benefits in terms of footprint, scalability and cost. At the same time, the strategic alliance formed with Multilink Technology Corporation on high-speed ICs will reinforce our time-to-market and our reactivity in the transceiver market. Also, we’ve announced a series of multi-source agreements with a variety of leading vendors to foster industry standardization and maturity.”

“In parallel, we’re reporting significant progress in our cost-cutting efforts with a 15% sequential reduction in fixed costs, while key operational improvements are helping us extract more efficiency out of our industrial model. For Q2, we hope that continuing actions on this front will help offset the effects of a declining sequential revenue of approximately 30%, and allow us to maintain operating results in the same order of magnitude as in Q1, before showing first signs of improvement as volumes progressively come back.”

First Quarter 2002

Sales for first quarter 2002 decreased by 77.5 % to Euro 35.1 million compared with Euro 155.8 million in first quarter 2001. Gross profit (loss) amounted to Euro (20.4) million compared with Euro 53.9 million in the same period last year. SG&A amounted to Euro 9.9 million or 28.2% of sales. R&D amounted to Euro 12.7 million or 36.2% of sales. Results from operations amounted to Euro (43.0) million. Financial loss amounted to Euro 2.8 million. Restructuring costs amounted to Euro 3.3 million and represented on going restructuring measures. Other revenue and expenses amounted to Euro (0.30) million. Net loss was registered at Euro (38.2) million compared with net income of Euro 18.4 million in first quarter 2001.

Key Figures

In Euro millions except for EPS	First Quarter

	2002	2001

Net Sales	35.1	155.8
Gross Profit (loss)	(20.4)	53.9
Income (loss) from Operations	(43.0)	30.4
Net Income (loss)	(38.2)	18.4
Net Income (loss) (pre goodwill)	(37.1)	20.1
EPS for Class O shares under GAAP is presented in Alcatel’s Financial Statements. Notional EPS calculated below is disclosed for convenience purposes
Notiolal EPS (EURO)*	(0.34)	0.21
Notional EPS ($ADS)*	(0.30)	0.19
Number of Notional Class O shares outstanding	108.6	94.9

*	This Notional EPS is calculated on the net results before amortization of goodwill of the Alcatel Optronics division, divided by the notional number of Alcatel Class O shares based on the following: 1Q02: 108,586,831 shares; 1Q01: 94,875,000 shares. E/ADS has been calculated using the New York noon Euro/Dollar buying rate of March 29, 2001 of $0.8717.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics’ guidance regarding its performance in future periods, including, with respect to sales and profitability for 2002 (ii) Alcatel Optronics’ ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reductions. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These expectations assume that (i) current market trends in sales will stabilize and operating profits will improve, (ii) the Company will benefit from growth in the telecommunications market, (iii) the Company’s sales volume will increase in several product markets, and (iv) customer spending patterns will not change. Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in Alcatel’s SEC reports, could materially affect Alcatel Optronics.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Operating state-of-the-art manufacturing plants in North America and Europe, Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel’s Optics Group which comprises Alcatel’s world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

Investor Relations and U.S./UK Press Contact

Charlotte Laurent-Ottomane	Tel: + 1. 703 679 6710 / U.S.
Tel: +33 1 40 76 13 30 / France

Alcatel Optronics Press Contact (France)

Klaus Wustrack / Alcatel HQ	Tel : +33 (0) 1 40 76 11 56
Benedicte de Bollardiere /Alcatel Optronics	Tel : +33 (0) 1 64 49 1675

Upcoming Events/Announcements

July 25, 2002	Second Quarter Earnings Release

October 30, 2002	Third Quarter Earnings Release

Appendix

ALCATEL OPTRONICS

COMBINED INCOME STATEMENTS

(in millions of euros)	Q1 2002	Q1 2001	2001

Net sales	35.1	155.8	470.4
Cost of sales	(55.5)	(101.9)	(428.0)

Gross profit	(20.4)	53.9	42.4

Administrative and selling expenses	(9.9)	(9.7)	(39.0)
Research & Development expenses	(12.7)	(13.8)	(62.0)

Income (loss) from operations	(43.0)	30.4	(58.6)

Financial income (loss)	(2.8)	(0.1)	(5.8)
Restructuring costs	(3.3)	—	(7.5)
Other revenue (expense)	(0.3)	—	(21.5)

Income (loss) before taxes and amortization of goodwill	(49.4)	30.3	(93.4)

Income tax	12.3	(10.2)	26.3
Amortization of goodwill	(1.1)	(1.7)	(77.2)
Purchased R&D	—	—	—

Net income (loss)	(38.2)	18.4	(144.3)

ALCATEL OPTRONICS
COMBINED BALANCE SHEETS

ASSETS

		Q1
(in millions of euros)	Q1 2002	2001	2001

Goodwill, net	57.6	131.3	58.1
Other intangible assets, net	11.6	22.2	12.1
Intangible assets, net	69.2	153.5	70.2

Property, plant and equipment	372.9	190.7	365.5
Less accumulated depreciation	(114.0)	(61.1)	(102.6)
Property, plant and equipment, net	258.9	129.6	262.9
Other investments	0.9	—	0.8
TOTAL FIXED ASSETS	329.0	283.1	333.9
Inventories and work-in-progress, net	53.0	161.8	60.4

Trade receivables and related accounts, net	32.4	131.0	71.5
Other accounts receivable	101.1	18.9	124.5
Accounts receivable, net	133.5	149.9	196.0

Cash Pooling — Alcatel current account (maturity not less than three months)	—	—	—
Cash Pooling — Alcatel current account (maturity less than three months)	5.9	16.0	16.0
Marketable securities net	—	4.2	1.9
Cash	2.1	1.6	3.0
Cash and cash equivalents	8.0	21.8	20.9
TOTAL CURRENT ASSETS	194.5	333.5	277.3

TOTAL ASSETS	523.5	616.6	611.2

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	Q1 2002	Q1 2001	2001

	After	After	After
(in millions of euros)	Appropriation	Appropriation	Appropriation

Funds allocated by Alcatel	366.6	332.9	366.6
Accumulated net profits (losses)	(182.5)	21.3	(144.3)
Cumulative translation adjustment	6.3	4.1	5.4

TOTAL NET WORTH OF THE OPTRONICS DIVISION	190.4	358.3	227.7

Accrued pension and retirement obligations	2.6	2.1	2.6
Other reserves	35.9	20.4	37.3

TOTAL RESERVES FOR LIABILITIES AND CHARGES	38.5	22.5	39.9

Cash pooling — Alcatel current account	165.9		159.5
Other borrowings	26.9	41.5	45.4

TOTAL FINANCIAL DEBT	192.8	41.5	204.9

Advances from customers	0.1	—	0.2
Trade payables and related accounts	55.6	130.2	97.8
Other payables	46.1	64.1	40.7

TOTAL OTHER LIABILITIES	101.8	194.3	138.7

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION	523.5	616.6	611.2

ALCATEL OPTRONICS
COMBINED STATEMENTS OF CASH FLOWS

(in millions of euros)	Q1 2002	Q1 2001	2001

Cash flows from operating activities
Net income (loss)	(38.2)	18.4	(144.3)
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	15.5	10.2	127.8
Changes in reserves for pension obligations, net	—	—	0.5
Changes in other reserves, net	(27.0)	3.4	116.6
Net (gain) loss on disposal of non-current assets	0.8	—	5.2
Other	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(48.9)	32.0	105.8

Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	61.8	(19.3)	(35.9)
Decrease (increase) in inventories	33.3	(30.7)	(22.4)
(Decrease) increase in accounts payable and accrued expenses	(36.4)	15.5	(74.4)

Net cash provided (used) by operating activities	9.8	(2.5)	(26.9)

Cash flows from investing activities
Proceeds from disposal of fixed assets	0.6	—	0.3
Capital expenditures	(10.8)	(29.4)	(136.6)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	—	(104.7)
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	—

Net cash provided (used) by investing activities	(10.3)	(29.4)	(241.0)

Net cash flows after investing activities	(0.5)	(31.9)	(267.9)

Cash flows from financing activities
Increase (decrease) in short-term debt	(11.4)	5.0	142.3
Increase (decrease) in long-term debt	(0.2)	(0.5)	0.8
Principal payment under capital lease obligation	(0.8)	—	(1.9)
Proceeds from issuance of Alcatel Optronics France shares	—	—	106.3
Funds allocated by Alcatel	—	—	—
Dividends paid by Alcatel Optronics	—	—	(9.5)
Net cash provided (used) by financing activities	(12.4)	4.5	238.0
Net effect of exchange rate changes	—	—	1.6
Net increase (decrease) in cash and cash equivalents	(12.9)	(27.4)	(28.3)
Cash and cash equivalents at beginning of year	20.9	49.2	49.2

Cash and cash equivalents at end of year	8.0	21.8	20.9

ALCATEL OPTRONICS

COMBINED STATEMENT OF CHANGES IN NET WORTH

			Cumulative	Total net
	Funds allocated by	Accumulated net	Translation	worth of
(in millions of euros)	Alcatel	profits/losses	Adjustment	the Division

Balance at December 31, 2000	332.9	2.9	1.7	337.5

Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7
Dividends	—	(2.9)	—	(2.9)

Balance at December 31, 2001	366.6	(144.3)	5.4	227.7

Net income (loss)	—	(38.2)	—	(38.2)
Translation adjustment of the year	—	—	0.9	0.9

Balance at March 31, 2002	366.6	(182.5)	6.3	190.4

ALCATEL OPTRONICS

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of presentation and summary of accounting policies

1.1 — Presentation and summary of accounting policies

The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000 .

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands.

1.2 — Summary of accounting policies Presentation and summary of accounting policies

The interim consolidated financial statements of the first 3 months of the Optronics division are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, the Optronics division applies the regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable”.

Note 2 — Information by geographical area and concentration

The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

		United		Rest of	Total	United States
	France	Kingdom	Italy	Europe	Europe	of America	Canada	Asia	Total

	(in millions of euros, except for staff count)
Q1 2002
Net sales
By entity location	16.6	0.7	—	—	17.3	16.7	1.1	—	35.1
By geographical market	0.9	3.4	9.9	1.4	15.6	18.0	0.2	1.3	35.1

Q1 2001
Net sales
By entity location	103.0	—	—	—	103.0	46.7	6.1	—	155.8
By geographical market	15.4	45.2	24.4	3.1	88.1	58.7	1.8	7.2	155.8

2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)

		United		Rest of	Total	United States
	France	Kingdom	Italy	Europe	Europe	of America	Canada	Asia	Total

	(in millions of euros, except for staff count)
Property, plant and equipment, net	168.9	45.1	—	—	214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1,124	284	—	—	1,408	185	203	—	1,796

Press Release

Platinum Equity Acquires
Alcatel’s European Enterprise Distribution Operations

European Acquisition Enhances Platinum’s Network Services Portfolio and
Global Customer Base

Los Angeles and Paris, France — April 10, 2002 — Platinum Equity, LLC, a leading private buyout firm focused on acquiring and growing technology companies, acquired the € 1.5 billion (US$1.3 billion) European operations of Alcatel’s (Paris: CGEP.PA and NYSE: ALA) enterprise distribution and services business. The European business provides geographic and service complements to NextiraOne, one of Platinum’s 24 wholly-owned companies. NextiraOne is a US-based company providing network services and solutions of voice, data and converged technology to enterprises throughout North America. Together, these two businesses will serve a worldwide customer base with premier voice and data convergence solutions. Additional terms of the acquisition are not disclosed.

This acquisition marks Platinum Equity’s second acquisition of a billion-plus dollar business in less than twelve months, and its third acquisition in 2002. In six years, and with nearly 40 acquisitions, Platinum Equity has emerged as one of the fastest growing private buyout firms in the US.

Alcatel’s enterprise distribution business provides voice and data telecommunications services to businesses throughout Europe. It has a team of 6,500 employees serving 400,000 customers in 17 European countries. The combined businesses of NextiraOne and the Alcatel acquisition will have 2002 projected revenues of more than € 2.8 billion (US$2.5 billion) and will serve an international customer base in excess of 500,000.

Under the new ownership, the Alcatel enterprise distribution business will continue to be an Alcatel premier channel distribution partner, but will also offer products from other telecommunications companies. Platinum Equity will operate the European business as a stand-alone entity, lead by a new executive management team located in Paris, France. The acquisition includes an agreement for NextiraOne to distribute Alcatel enterprise voice and data products in North America.

Tom T. Gores, president and CEO of Platinum Equity said, “The Alcatel acquisition rounds out a three year strategy by Platinum Equity to build a premier, world-class, global voice and data network services provider. With the European and North American synergies shared between the Alcatel acquisition and NextiraOne, we are well-positioned to lead the network services market.”

For Alcatel, this divestiture transforms its enterprise business into a multi-channel organization. This gives the company a flexible, cost-effective channel, enabling Alcatel to focus on the design and marketing of next-generation voice and data networking solutions for the enterprise.

“We are confident that employees, customers and partners of the Alcatel enterprise business will benefit from Platinum Equity’s ownership and a new US partner, NextiraOne,” said Olivier Houssin, president of the e-Business activities of Alcatel. “Platinum Equity is focused on creating new value and providing customers with top quality solutions and services. We look forward to a lasting relationship with the Platinum, NextiraOne and the e-Business teams.”

“Trans-continental acquisitions present multiple complexities. Platinum took on each new challenge with the same energy and swiftness that have built our firm’s success in the past six years, “ said Johnny O. Lopez, executive vice president of mergers and acquisitions of Platinum Equity. “We have immense respect for Alcatel, their employees, and a great appreciation for the European M&A landscape. We look forward to discovering new European acquisitions.”

About Platinum Equity

Platinum Equity (www.peh.com) is one of the largest and fastest-growing private buyout firms in the United States, specializing in the acquisition and operation of global, mission-critical technology companies. Since the company’s founding in 1995, Platinum has completed nearly 40 transactions of global, mission-critical companies with leading Fortune 500 Corporations including Williams Communications, Motorola, Staples, Fujitsu, WorldCom, AT&T and IBM. Today, Platinum Equity has a multi-billion dollar revenue base, an established infrastructure in North America, Europe, Asia and South America and a workforce of more than 15,000 employees serving more than 500,000 customers throughout the world. Platinum Equity was recently ranked by Forbes magazine as the 75th largest private company in the United States.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Platinum Equity Press Contacts

Alanna Chaffin	Tel : + 1 310 712 1850

Fleishman-Hillard for Platinum Equity Europe:

Thierry Derrien	Tel : + 33 (0) 1 55.26.40.44

Alcatel Press Contacts

Aurélie Boutin	Tel : + 33 (0)1 40 76 11 79

Alcatel Investors Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20
Chris Welton	Tel : +33 (0)1 40 76 13 30
Peter Campbell	Tel : 1 972 519 4347

Press Release

STMicroelectronics to acquire Alcatel’s Microelectronics business

Alcatel and STMicroelectronics enter strategic partnership for joint DSL chip-set development programs

Geneva and Paris, April 15, 2002 — STMicroelectronics (NYSE:STM) and Alcatel (Paris: CGEP.PA and NYSE:ALA) today announced the signature of an agreement for the acquisition of Alcatel’s Microelectronics activities by STMicroelectronics. As part of this cash transaction of Euro 390 million, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that will also be made available to the open market. The new agreement also calls for STMicroelectronics to become a preferred supplier of Alcatel, thus expanding their long-standing strategic alliance.

Alcatel Microelectronics, headquartered in Belgium, is a leading player in the design, manufacture and marketing of semiconductor components with a focus on telecommunications, automotive and peripheral markets. In particular, it has achieved a global top position in the growing market of DSL chip-sets used in infrastructure and end-user equipment, providing high-speed internet access. In 2001, Alcatel Microelectronics registered revenues in the range of Euro 350 million.

Important know-how and a large number of experienced engineers will be added to the current ST resources, significantly enhancing the overall ST capabilities to compete in the telecommunication arena for wireline and wireless applications. The addition of this know-how will allow ST to further enhance its technical expertise and its already significant market offering in central office and mass market DSL modems chipsets, enabling ST to become the worldwide leading supplier of DSL semiconductor products.

Furthermore, the cooperation with Alcatel also complements the recent agreement between the two companies for the development of GSM/GPRS chipsets for mobile phones and other wireless connectivity applications.

“The addition of Alcatel’s world class designers and know-how will further increase ST’s strength in DSL technologies. The expanded team will be unparalleled in its ability to develop world leading solutions for affordable mass broadband connectivity,” said Aldo Romano, Corporate Vice President and General Manager of ST’s Telecommunication and Peripherals/Automotive Groups.

“This new agreement reinforces our long-standing strategic partnership with Alcatel and will allow both companies to build on this solid relationship and achieve a successful common approach to key high-growth markets,” said Alain Dutheil, Corporate Vice President of Strategic Planning and Human Resources, STMicroelectronics.

For Alcatel, this transaction is a further step towards the focus on its core competencies, the development and marketing of telecommunications networking systems and services. As the global leader in DSL infrastructure solutions, Alcatel will extend its cooperation with STMicroelectronics in the form of joint DSL chip-set development programs. The target of these programs will be to provide Alcatel with cutting edge DSL components to further enhance Alcatel’s leading position in the DSL equipment markets.

“Integrating Alcatel Microelectronics into STMicroelectronics and extending our partnership with ST will create a strong win-win situation for both companies. Alcatel, world-wide leader in the DSL market, will continue to expand its product offering and breadth of DSL services to its wide customer base,” said Etienne Fouques, President of Alcatel’s carrier networking activities. “This transaction will ensure a high quality sourcing of essential components for our growing DSL product portfolio.”

The acquisition, which is set to close within two months, is subject to regulatory approvals. Further terms of the agreement were not disclosed.

About STMicroelectronics

STMicroelectronics, the world’s third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company’s net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

STMicroelectronics Press Contacts

Maria Grazia Prestini	Tel: +41 2 29 29 69 45
Michael Markowitz	Tel: +1 212 821 8959

STMicroelectronics Investor Relations

Stan March	Tel: +1 212 821 8939
Benoit de Leusse	Tel: +33 4 50 40 24 30

Alcatel Press Contacts

Klaus Wustrack	Tel : + 33 (0)1 40 76 11 56
Aurelie Boutin	Tel : + 33 (0)1 40 76 11 79

Investors Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27
Chris Welton	Tel : +33 (0)1 40 76 13 30
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20
Peter Campbell	Tel : + 1 972 519 4347

Press Release

Alcatel closes Euro 2.1 billion syndicated credit facility

The facility has been largely over-subscribed and placed with 25 banks

Paris, April 9, 2002 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced the closing of a Euro 2,075 million syndicated credit facility. The syndication was aimed at reorganizing the outstanding undrawn bilateral credit lines originally provided by 21 banks, with different maturities, terms and conditions.

The new facility was increased from its initial amount of Euro 1.5 billion as announced in the 5th of March press release following a substantial over-subscription to Euro 2.7 billion. It is comprised of a three year tranche of Euro 1,375 million and a 364 day tranche of Euro 700 million.

Alcatel received strong support from its existing bilateral lenders as 85% of the current credit line commitments were carried over to the new facility. In addition, approximately 20% of market liquidity was provided by banks which had no prior credit exposure to Alcatel, including several investment banks. The transaction was concluded at tight pricing, given current market conditions.

The success of the deal highlights the strong level of confidence in the soundness of fundamentals underlying Alcatel’s product and client portfolios, restructuring actions and ability to generate cash.

This transaction constitutes a further important step for Alcatel to continue to enhance its liquidity in today’s challenging market conditions, and follows the successful completion of the Euro 1.2 billion bond issue launched and oversubscribed in December 2001. The new facility will extend Alcatel’s debt maturity profile, further strengthen its financial position and provide flexibility in the management of its financing needs.

The syndicated facility, which should remain undrawn for the time being, is available at any time on a fully revolving basis subject to Alcatel meeting certain financial covenants. Availability is not linked to the company’s ratings performance.

ABN AMRO Bank N.V., J.P. Morgan plc and SG Investment Banking acted as Mandated Lead Arrangers and Underwriters for this facility where Société Générale was given the role of Facility Agent.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Klaus Wustrack (HQ)	Tel: +33 (0)1 40 76 11 56

Alcatel Investors Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93

Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20
Chris Welton	Tel : +33 (0)1 40 76 13 30
Peter Campbell	Tel : 1 972 519 4347

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date:	April 25th, 2002	By:	/s/ Jean-Pierre Halbron

Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.